Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

February 17, 2011

Kathleen Krebs Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Amendment No. 7 to Form S-1
Filed February 16, 2011
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we are submitting this letter to you pursuant to discussions with the Staff.

The Company acknowledges and agrees that the final prospectus it files will reflect that the Company’s fiscal year-end is March 31.

The Company also acknowledges its obligation to file a Quarterly Report on Form 10-Q (the “Form 10-Q”) in accordance with its obligations under rule 13a-13(a), which requires the Form 10-Q to be filed on the later of (i) 45 days after the effective date of the registration statement, or (ii) the date such Form 10-Q would have been required to be filed had the Company been a reporting company as of the end of its last fiscal quarter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP

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